SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November 2003

                         INTERNET GOLD-GOLDEN LINES LTD.
                              (Name of Registrant)


                  1 Alexander Yanai Street Petach-Tikva, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                          Form 20-F    [X]   Form 40-F       [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes   [ ]    No  [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ----------

                         Internet Gold-Golden Lines Ltd.

6-K Items

1. Internet Gold-Golden Lines Ltd. press release dated November 3, 2003 regarding unaudited financial results for the third quarter of 2003.

                                                                         Item 1

Press Release                                              Source: Internet Gold

Internet Gold Reports a Marked Increase in Net Income and a Substantial Increase in Broadband Customer Base in the Third Quarter of 2003

Monday November 3, 7:02 am ET

MSN Israel Reports 28% Increase in Operating Profit Following Launch of MSN
Search

PETACH TIKVA, Israel, Nov. 3 /PRNewswire-FirstCall/ -- Internet Gold (Nasdaq:
IGLD - News) today reported its unaudited financial results for the third quarter of 2003. Revenues for the quarter ended September 30, 2003, were NIS
44.5 million (US$10 million) compared with NIS 44.1 million (US$9.9 million) for the second quarter of 2003 and NIS 47 million (US$ 10.6 million) for the comparable quarter in 2002.


Operating income for the quarter was NIS 6.2 million (US$1.4 million), compared with NIS 5.2 million (US$1.2 million) for the previous quarter and 7.9 million (US$1.8 million) for the comparable period in 2002.


Internet Gold's CEO, Eli Holtzman, commented: "During the third quarter, our operating income as well as net income improved while our broadband subscriber base advanced 27% as our market share increased."


Internet Gold reported third-quarter net income of NIS 6.1 million (US$1.4 million), or NIS 0.33 (US$0.07) per share, compared with NIS 49,000 (US$11,034) for the second quarter of 2003 and NIS 7.1 million (US$1.6 million), or NIS 0.39 (US$0.09) per share, for the third-quarter of 2002, despite an impairment charge of NIS 2.6 million (US$0.6 million) in the quarter with respect to an investment.


Cost of revenues for the quarter decreased to NIS 22.9 million (US$5.2 million) from NIS 23.6 million (US$5.3 million) in the previous quarter and NIS 23.9 million (US$5.4 million) in the third-quarter of 2002. The decline is principally attributable to the recently signed long-term agreement with Barak I.T.C. (1995) Ltd., one of Israel's three international carriers. Under the agreement we purchased Rights Of Use (ROU) for international fiber-optic lines until 2017. The ROU for the lines is presented in the company's balance sheet under other assets and is being depreciated over a period of 14 years.


Sales and marketing expenses for the third quarter were NIS 9.9 million (US$2.2 million) compared with NIS 9.9 million (US$2.2 million) in the second-quarter of 2003 and NIS 9.4 million (US$2.1 million) in the third-quarter of 2002. The increase was the result of the company's continued aggressive marketing efforts to increase its broadband subscriber base.


Third-quarter general and administrative expenses were NIS 5.5 million (US$1.2 million) compared with NIS 5.4 million (US$1.2 million) in the second-quarter of 2003 and NIS 5.8 million (US$1.3 million) in the third-quarter of 2002.


Financial income for the third quarter was NIS 3.7 million (US$0.83 million) compared with financial expense of NIS 5.7 million (US$1.3 million) for the previous quarter and financial income of NIS 1.5 million (US$0.34 million) for the comparable quarter in 2002.


"MSN Israel, Internet Gold's partnership with Microsoft, continued its positive operating trend, reporting a 40% increase in revenues and a 28% increase in operating profit for the third quarter," Mr. Holtzman noted. During the quarter, MSN Israel, leveraging the successful launch of MSN Search in Hebrew, started selling on-line advertising for this new search engine and posted increased revenues from this activity. MSN Israel foresees increased revenues from all on-line advertising activities in the future."


"Gold Mind, our wholly owned subsidiary specializing in Internet value added services, reported a more than 130% increase in its subscriber base and the initiation of revenues from its new Mail Service anti-virus product, which was launched in the previous quarter. The new Mail Service anti-virus product is currently the principal growth driver at Gold Mind."


Internet Gold International, Internet Gold's subsidiary specializing in international Internet and communication services, recorded an impairment charge of NIS 2.6 million (US$0.6 million) with respect to its investment in Compulink, a Greek ISP, of which it holds a 15.2% interest. As a result, Internet Gold reported an other expense of NIS 2.6 million (US$0.6 million).


During this quarter a change occurred in the ownership structure of Gold Trade, Internet Gold's e-commerce affiliate. Earlier this year, Gold Trade's board of directors determined that an equity infusion was required for its future success. As a result of the investments made by Internet Gold and Eurocom Marketing, each presently holds a 48.3% interest in Gold Trade.


Mr. Holtzman concluded: "As we have stepped forward decisively to increase our share of the highly competitive broadband connectivity market, we are pleased to witness the first signs of price stability in this market segment. The company has decided to continue its aggressive strategy to increase its broadband market share while focusing on maintaining its profitability in 2004. We are continuously expanding our offerings to include new and profitable value-added services, some of which are detailed above. Looking forward, we believe an easing of pricing pressure in the broadband market along with our new and highly profitable value-added services will contribute favorably to our profitability in coming quarters."


About Internet Gold


Internet Gold is a leading Internet service provider in Israel. The Company provides a wide array of Internet services tailored to the needs of residential and business subscribers, including Internet access and related value-added services, as well as content through its portals. The Company provides the full variety of Internet access services including Broadband access via DSL lines and Cables, dial-up and private lines. Internet Gold operates the leading portal in Israel through its MSN Israel subsidiary (50.1%) with Microsoft Corp. and is a leading e-Commerce provider in Israel through its e-Commerce joint venture, Gold Trade (48.3%). In addition, Internet Gold has two wholly owned subsidiaries, Gold Mind focusing on Internet value added services and Internet Gold International specializing in international internet and communication services. For additional information about Internet Gold, please visit our Website at www.igld.com.


Certain statements made herein that use the words "estimate," "project," "intend," "expect," "believe" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the Company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in demand for the Company's services, inability to timely develop and introduce new technologies, services and applications and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to the Company's Annual Report filed with the Securities and Exchange Commission and its other reports as filed from time to time with the Securities and Exchange Commission.

     For further information, please contact:
     Ms. Idit Azulay, Internet Gold
     +972 3 939-9848
     idita@co.zahav.net.il
     ---------------------
     or
     Mrs. Ayelet Shaked Shiloni
     Integrated IR
     +972 3 635-6790
     ayelet@integratedir.com

    Consolidated Balance Sheets
    Adjusted to NIS of September 2003

                                                                 Convenience
                                                                 translation
                                                                        into
                                                                  US Dollars
                                   December  September  September  September
                                         31         30         30         30
                                       2002       2002       2003       2003
                                   (Audited)    (Unaudited) (In thousands)
    Current assets
    Cash and cash equivalents        85,489     86,030     82,209     18,511
    Trade receivables, net           31,327     30,973     32,007      7,208
    Deferred taxes                        -          -      1,200        270
    Other receivables                11,496     13,293      8,669      1,953
    Total current assets            128,312    130,296    124,085     27,942

    Investments
    Long-term investments             4,176      4,176      1,556        350
    Long-term loans                   4,883      5,232      3,932        885
    Long-term deferred taxes              -          -        920        207
                                      9,059      9,408      6,408      1,442

    Property and equipment, net      31,122     27,670     28,349      6,384

    Other assets and deferred
     charges                          1,239      1,264     53,426     12,030

    Total assets                    169,732    168,638    212,268     47,798

    Current liabilities
    Short-term bank loans            10,498     14,281      7,814      1,760
    Accounts payable                 25,007     23,886     37,145      8,364
    Other payables                   11,579     13,553      9,827      2,213
    Total current liabilities        47,084     51,720     54,786     12,337

    Long-term liabilities
    Long-term loans                   1,338      1,699     33,383      7,517
    Deferred revenues                   119        200         40          9
    Liability for termination of
     employer-employee relations,
     net                              3,797      3,636      4,714      1,061
    Company's share in excess of
     liabilities over assets in
     investees                       13,210     11,607      5,915      1,332
    Total long-term liabilities      18,464     17,142     44,052      9,919

    Shareholders' equity
    Ordinary shares NIS 0.01 par
     value:                             198        198        198         45
     501,000,000 shares authorized
     184,431,500 shares issued and
     fully paid as at September 30,
      2003
    Additional paid in capital      215,907    215,907    215,907     48,617
    Accumulated deficit            (111,921)  (116,381)  (102,675)   (23,120)
    Total shareholders' equity      104,184     99,724    113,430     25,542

    Total liabilities and
     shareholders' equity           169,732    168,638    212,268     47,798


    Consolidated Statements of Operations
    Adjusted to NIS of September 2003

                                    Year ended           Three months ended
                                   December 31              September 30
                                          2002           2002           2003
                                      (Audited)    (Unaudited)    (Unaudited)
                                                  (In thousands)

    Revenues                           185,060         47,006         44,509

    Costs and expenses:
    Cost of revenues                    99,965         23,942         22,890
    Selling and marketing
     expenses                           37,275          9,363          9,883
    General and
     administrative expenses            21,295          5,828          5,503

    Total costs and
     expenses                          158,535         39,133         38,276

    Income from operations              26,525          7,873          6,233
    Financing (income)
     expenses, net                      (2,159)        (1,470)        (3,717)
    Other expenses, net                      3             29          2,598

    Net income after
     financing expenses                 28,681          9,314          7,352

    Income tax (tax benefit)                --             --            355

    Net income after
     Income tax                         28,681          9,314          6,997

    Company's share in
     net loss of investees               2,196          2,184            930

    Net income from
     continued operations               26,485          7,130          6,067

    Company's share in loss
     of a subsidiary from
     discontinued operations             6,449             --             --

    Net income                          20,036          7,130          6,067


                                                                 Convenience
                                                            translation into
                                                                  US Dollars
                                                                 Nine months
                                        Nine months ended              ended
                                             September 30       September 30
                                         2002            2003           2003
                                   (Unaudited)     (Unaudited)    (Unaudited)

    Revenues                          137,343         132,724         29,886

    Costs and expenses:
    Cost of revenues                   73,759          70,818         15,946
    Selling and marketing
     expenses                          27,965          29,503          6,643
    General and
     administrative expenses           17,153          16,098          3,625

    Total costs and
     expenses                         118,877         116,419         26,214

    Income from operations             18,466          16,305          3,672
    Financing (income)
     expenses, net                     (3,809)          3,089            696
    Other expenses, net                    30           2,614            589

    Net income after
     financing expenses                22,245          10,602          2,387

    Income tax (tax benefit)               --          (2,120)          (477)

    Net income after
     Income tax                        22,245          12,722          2,864

    Company's share in
     net loss of investees                220           3,476            783

    Net income from
     continued operations              22,025           9,246          2,081

    Company's share in loss
     of a subsidiary from
     discontinued operations            6,449              --             --

    Net income                         15,576           9,246          2,081


                                    Year ended          Three months ended
                                   December 31              September 30
                                          2002           2002          2003
                                      (Audited)    (Unaudited)    (Unaudited)
    Earnings per share
     basic and diluted
    Net income per
     NIS 0.01 par value
     of shares (in NIS) from
     continuing operations                1.44           0.39           0.33

    Net (loss) per NIS 0.01
     Par value of shares
     (in NIS) from
     discontinued operations             (0.35)            --             --

    Net income per NIS
     0.01 par value of share
     (in NIS)                             1.09           0.39           0.33

    Weighted average
     Number of shares
     Outstanding (in
     thousands)                         18,432         18,432         18,432

                                                                  Convenience
                                                             translation into
                                                                   US Dollars
                                                                  Nine months
                                        Nine months ended               ended
                                             September 30        September 30
                                          2002            2003           2003
                                    (Unaudited)     (Unaudited)    (Unaudited)

    Earnings per share
     basic and diluted
    Net income per
     NIS 0.01 par value
     of shares (in NIS) from
     continuing operations                1.19            0.50           0.11

    Net (loss) per NIS 0.01
     Par value of shares
     (in NIS) from
     discontinued operations             (0.35)             --             --

    Net income per NIS
     0.01 par value of share
     (in NIS)                             0.84            0.50           0.11

    Weighted average
     Number of shares
     Outstanding (in
     thousands)                         18,432          18,432         18,432


[GRAPHIC OMITTED]
Source: Internet Gold

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                 INTERNET GOLD-GOLDEN LINES LTD.
                                                 -------------------------------
                                                             (Registrant)



                                                 By /s/Eli Holtzman
                                                    ---------------------------
                                                    Eli Holtzman
                                                    Chief Executive Officer


Date:  November 3, 2003